EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Name of Corporation	Jurisdiction of Incorporation or Organization	% of Voting Securities held at December 31, 2010
Consolidated subsidiaries:
Ti-Pro, LLC	Nevada	100%
TMCA International, Inc.	Delaware	100%
TIMET Bermuda Limited	Bermuda	100%
TIMET UK Holding Company Limited	United Kingdom	100%
Loterios SpA	Italy	100%
TIMET UK Limited	United Kingdom	100%
Titanium MC Limited	United Kingdom	100%
TIMET UK (Export) Limited	United Kingdom	100%
TIMET Europe Limited	United Kingdom	100%
TIMET Savoie, SA	France	70%
TIMET Germany, GmbH	Germany	100%
TIMET Finance Management Company	Delaware	100%
TIMET UK Finance Management Company Limited	United Kingdom	100%
TIMET UK Finance Company Limited	United Kingdom	100%
TIMET Real Estate Corporation	Colorado	100%
TIMET Asia, Inc.	Delaware	100%
TIMET Powdered Metals, LLC	Delaware	100%